# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Globavend Holdings Ltd, CIK 0001978527
CUSIP: 428050108
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Office 1401, Level 14,, 197 St Georges Tce,, Perth, WA, Australia (C3), 6000
Date of event which requires filing of this statement: 07/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 2,062,381; shared voting power 0; sole dispositive power 2,062,381; shared dispositive power 0; aggregate amount beneficially owned 2,062,381 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Globavend Holdings Ltd
Address of issuer's principal executive offices: Office 1401, Level 14, 197 St Georges Tce, Perth, WA 6000, Australia

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,062,381

The amounts in Row (5), (7) and (9) represent 1,645,881 shares of Common Stock and 416,500 Ordinary Shares issuable upon exercise of Series A Warrants. Does not include securities issuable upon exercise of 2,701,945 Pre-Funded Warrants or Ordinary Shares issuable upon exercise of (i) an additional 2,850,026 Series A Warrants and (ii) 4,347,826 Series B Warrants, all of which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 20,624,896 Ordinary Shares outstanding, comprised of 14,978,899 shares outstanding as of June 25, 2025 plus 5,645,997 shares sold contained in the units sold in the offering, based on the Issuer's Prospectus filed under Rule 424(b)(4) of the Securities Act of 1933 as filed with the Securities and Exchange Commission on June 27, 2025 and a Form 6-K filed with the Securities and Exchange Commission on July 1, 2025.

Nir Shamir is the Chief Executive Officer of the Reporting Person. As such, Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 2,062,381
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,062,381
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (07/17/2025)